INNER CIRCLE SPORTS LLC
Statement of Financial Condition
As of December 31, 2022

Assets

Cash	$	533,332
Prepaid Taxes		2,031
Furniture and equipment, net		7,141
Total Assets	$	542,505

Liabilities and Members' Equity

Credit card payable	$	3,296
Accrued expenses		80,340
Deferred Revenue		50,000
Total Liabilities		133,636
Members' Equity		408,869
Total Liabilities and Members' Equity	$	542,505